November 27, 2024

Scott Pomeroy
Chief Executive Officer
XTI Aerospace, Inc.
8123 InterPort Blvd., Suite C
Englewood, CO 80112

        Re: XTI Aerospace, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed November 22, 2024
            File No. 001-36404
Dear Scott Pomeroy:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal Three: The Authorized Share Increase Proposal, page 42

1. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.
Proposal Five: The Potential Financing Issuances Proposal, page 52

2.     Please revise your disclosure to include the information required by
Item 13(a)
       of Schedule 14A pursuant to Item 11(e) of Schedule 14A.
 November 27, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Blake Baron